UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 000-29716

CGI INC.
(Translation of registrant’s name into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐ Form 20-F        ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K/A shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832.

EXPLANATORY NOTE

CGI Inc. is filing this Form 6-K/A to (i) revise the order of the countries listed in note 27 “Investments in subsidiaries” and replace “Monaco” with “Morocco”, and (ii) change the format of the auditor's signature in the “Report of Independent Registered Public Accounting Firm” in the consolidated audited financial statements as at and for the years ended September 30, 2025 and 2024 filed as Exhibit 99.2 of the Form 6-K filed on November 5, 2025. Otherwise, the Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit Number	Description
99.2	Audited consolidated financial statements for the years ended September 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: December 10, 2025	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President,
Legal and Economic Affairs, and
Corporate Secretary